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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA SECURITIES

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD DEVRIES 320-352-6546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

801 NICOLLET AVENUE, SUITE 1300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G.J. PICKERING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA SECURITIES CORPORATION, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CYNTHIA A. VANCE
Notary Public, Shelby County, Tennessee
My Commission Expires June 7, 2005

G J Pickering
Signature

Pres / CEO
Title

Cynthia A. Vance 6/7/05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Securities Corporation as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 3, 2005

ICBA Securities Corporation

Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents	$ **146,720**	$ 306,077
Securities, at market value	**1,299,774**	613,699
Receivables from clearing broker-dealer:		
Trading income (Note 5)	**160,347**	191,357
Program reimbursements	**328,738**	535,691
Prepaid expenses and other assets	**3,906**	3,919
	$ **1,939,485**	$ 1,650,743

Liabilities and Stockholder's Equity

	2004	2003
Liabilities		
Trade payables	$ **61,857**	$ 47,309
Compensation payable	**255,970**	434,561
Income taxes payable to parent	**195,624**	36,965
Due to related parties (Note 2)	**247,323**	148,914
Royalties payable:		
State independent banker associations (Note 3)	**408,670**	616,870
ICBA (Note 2)	**32,510**	35,900
	1,201,954	1,320,519
Stockholder's Equity (Note 4)		
Common stock, no par value; authorized and issued 100 shares	**70,000**	70,000
Additional paid-in capital	**65,000**	65,000
Retained earnings	**602,531**	195,224
	737,531	330,224
	$ **1,939,485**	$ 1,650,743

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: The primary business of the Company is the sale of securities as a nonclearing broker-dealer to customers throughout the United States. The Company utilizes Vining Sparks IBG, L.P. as its clearing broker-dealer. The Company has registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and the Municipal Securities Rulemaking Board (MSRB).

The Company is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of the agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for program expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements of approximately $2,049,000 and $3,358,000 are reflected in the financial statements as a reduction of expenses for the years ended December 31, 2004 and 2003, respectively.

Summary of significant accounting policies:

Revenue recognition: The Company receives a percentage of commissions earned on customers' securities transactions. For purposes of the revenue accrual, customer transactions are reported on a settlement-date basis. Revenues and related expense on transactions executed but not settled were not material.

Cash and cash equivalents: For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities: Securities primarily consist of U.S. Treasury bills and are carried at fair value. The securities mature at various dates through June 2005.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related-Party Transactions

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments.

The Company periodically settles with affiliates. The unpaid amount due affiliates under these agreements represents due to related parties in the statements of financial condition.

Note 3. Royalties — State Independent Banker Associations

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually.

Note 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		1.88 to 1
Net capital	$	637,727
Excess net capital	$	557,597

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

Amounts due from the clearing broker-dealer are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the clearing broker-dealer. The Company does not anticipate nonperformance by its clearing broker-dealer. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

Note 6. Other Income

The Company held an option to acquire an equity interest in Vining Sparks, IBG, L.P., subject to certain triggering events. In 2004, the Company had an opportunity to exercise its purchase option. The Company negotiated a $1 million settlement as consideration for not exercising its purchase option and recognized the payment as income upon receipt.